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                               May 6, 2024

       Yongcheng Yang
       Chief Financial Officer
       China Green Agriculture, Inc.
       Third floor, Borough A, Block A. No. 181, South Taibai Road
       Xi   an, Shaanxi Province, PRC 710065

                                                        Re: China Green
Agriculture, Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            Response dated
April 9, 2024
                                                            File No. 001-34260

       Dear Yongcheng Yang:

              We have reviewed your April 9, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2024 letter.

       Form 10-K for the Year Ended June 30, 2023

       Part I, Item 1. Business, page 1

   1. We note your response to comment 1 and your proposed disclosure in Appendix A. In future filings, please
also revise at the onset of Part I to disclose prominently that you are not a Chinese operating
company but a Nevada holding company with operations
                                                        conducted by your
subsidiaries and through contractual arrangements with variable interest entities
(VIEs) based in China and that this structure involves unique risks to investors. If true,
disclose that these contracts have not been tested in court. Explain whether the VIE
structure is used to provide investors with exposure to foreign investment in China-based
companies where Chinese law prohibits direct foreign investment in the operating companies,
and disclose that investors may never hold equity interests in the
                                                        Chinese operating
company. Your disclosure should acknowledge that Chinese regulatory authorities could
disallow this structure, which would likely result in a material change in
 Yongcheng Yang
FirstName  LastNameYongcheng
China Green  Agriculture, Inc. Yang
Comapany
May  6, 2024NameChina Green Agriculture, Inc.
May 6,
Page 2 2024 Page 2
FirstName LastName
         your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless.
         Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
2. We note your response to comment 1 and your proposed disclosure in Appendix A. In future filings, please revise to also clarify whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. We note that your auditor, GAO CPA Firm, is based in Frisco, TX. In future filings, please revise your disclosure in this section to disclose the location
of your auditor   s
         headquarters and whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
4. We note the diagram of the company's corporate structure provided on page 3. In future filings, please revise to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in
consolidation of the VIE   s
         operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in
which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Please also revise the structure chart on page 3 to remove the solid line with an arrow pointing from
         Jinong to the VIE company, and replace this with a dashed line and arrow, in order to avoid any suggestion that Jinong controls the VIE company.
5. In future filings, please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using
terms such as    we    or
            our    when describing activities or functions of a VIE. For
example, we note your
         disclosure on page 1 which refers to Yuxing as "one of Jinong's VIEs" as well as your references on pages 2, 30 and 43 to "our VIEs" or "our VIE."
6. We note that neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings, please refrain from
 Yongcheng Yang
China Green Agriculture, Inc.
May 6, 2024
Page 3
         implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. We also note your disclosure on page 1 that states you operate through variable interest entities,
         Yuxing and Tianjuyuan. However, we note your disclosure in the structure chart on page
         3 that shows Jinong as your wholly-owned PRC subsidiary which contracts with the VIE company (Yuxing), and Gufeng as another one of your wholly-owned PRC subsidiaries with Tianjuyuan as its wholly-owned subsidiary. We also note your
         disclosure on page 2 that Gufeng and Tianjuyuan are wholly-owned subsidiaries of Jinong and indirect subsidiaries of the company. Please revise to reconcile these disclosures and clarify which entities are VIEs or wholly-owned subsidiaries.
7. In future filings, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
         (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency
         that is required to approve the VIE   s operations, and state
affirmatively whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
8. In future filings, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
       investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to
       U.S. investors. Describe any restrictions and limitations on your ability to distribute
FirstName LastNameYongcheng Yang
       earnings from the company, including your subsidiaries and/or the consolidated VIEs, to
Comapany    NameChina
       the parent  companyGreen
                             andAgriculture,  Inc.as well as the ability to
settle amounts owed under
                                  U.S. investors
May 6,the  VIE
        2024    agreements.
              Page  3
FirstName LastName
 Yongcheng Yang
FirstName  LastNameYongcheng
China Green  Agriculture, Inc. Yang
Comapany
May  6, 2024NameChina Green Agriculture, Inc.
May 6,
Page 4 2024 Page 4
FirstName LastName
9. In future filings, please revise to include a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having
         the majority of the company   s operations in China poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
Item 1A. Risk Factors., page 20

10. Revise your risk factors in future filings to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
11. We note your risk factor disclosure on page 32 of your annual report discussing the PRC
         government   s significant influence over companies with China-based
operations. Given
         the Chinese government   s significant oversight and discretion over
the conduct and
         operations of your business, please revise your risk factor disclosure in future filings to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) means    the possession, direct or indirect, of the power to
direct or cause the
         direction of the management and policies of a person, whether through the ownership of
 Yongcheng Yang
China Green Agriculture, Inc.
May 6, 2024
Page 5
      voting securities, by contract, or otherwise."
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China (CAC) over data security, please revise in future filings your disclosure in your risk factors and throughout your annual report, as applicable, to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, including the final new measures that became effective on February 15, 2022.
General

13. We note your response to comment 2 and reissue the comment. Please revise your disclosure in future filings to identify each officer and/or director located in China or
      Hong Kong, and create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please ensure that you also discuss the impact of costs and time constraints on investors in enforcing a foreign judgment in China or Hong Kong.
       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jessica Ansart at 202-551-4511 with any other questions.



                                                            Sincerely,

FirstName LastNameYongcheng Yang                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameChina Green Agriculture, Inc.
                                                            Services
May 6, 2024 Page 5
cc:       Robert Zepfel, Esq.
FirstName LastName